BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

BAA

[redacted]

04045573

12 October 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

RECEIVED
2004 OCT 19 A 9:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

pp **Alison Livesley**
Head of Investor Relations

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 12 October 2004

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

Embargoed until 0700 hrs Tuesday 12 October 2004

BAA announces September traffic figures

BAA's seven UK airports handled 13.1 million passengers in September, an increase of 5.4% against September last year. During the first half of the financial year passenger numbers increased 7.5% to 77.5 million passengers.

During the month of September, North Atlantic traffic increased 7.9% against the previous year, despite disruption from hurricanes in the Caribbean and southern states of the USA. European Scheduled markets grew by 8.6% and Other Long Haul increased 9.4%. The European Charter market continued to be the weakest sector with passenger numbers falling 5.5%.

Of the individual airports, passenger numbers grew 3.7% at Heathrow, 7.1% at Stansted and 18.9% at Southampton, where Flybe's success continues to have a positive impact on passenger numbers. Elsewhere, the weak performance of charter markets was offset by strong growth on European scheduled routes with Gatwick showing a 6.1% increase, Glasgow, 8.4%, Edinburgh, 6.6% and Aberdeen, 4.2%.

The number of air transport movements rose 3.8% against September last year, while cargo tonnage grew 13.4% to 151,000 tonnes. For the third consecutive month Heathrow's cargo market was particularly strong with tonnage growing 15.9% during the month.

News release

Heathrow Gatwick Stansted Glasgow Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
email newsdesk@baa.com www.baa.com

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries:	**Samantha Birmingham, BAA plc** **Tel + 44 (0) 207 932 6654**
City enquiries:	**Maureen Spence, BAA plc** **Tel + 44 (0) 207 932 6776**

BAA Traffic Summary : September 2004

Terminal Passengers (000s)	Month	% Change*	Fin year to date: Apr to Sept 04	% Change**	12 months to Sept 04	% Change***
Heathrow	5,958.5	3.7	35,844.2	7.6	66,799.7	6.6
Gatwick	3,230.9	6.1	18,585.0	4.9	30,934.0	3.8
Stansted	1,938.4	7.1	11,413.3	12.0	20,629.9	15.1
London Area Total	**11,127.7**	**4.9**	**65,842.5**	7.6	**118,363.6**	**7.2**
Southampton	154.4	18.9	844.2	16.9	1,495.3	38.8
Glasgow	883.0	8.4	5,027.0	6.0	8,430.0	4.3
Edinburgh	732.3	6.6	4,352.0	7.6	7,885.9	7.0
Aberdeen	243.6	4.2	1,414.9	4.8	2,596.6	2.4
Scottish Total	**1,858.9**	**7.1**	**10,793.9**	6.5	**18,912.6**	**5.2**
BAA Total	**13,141.1**	**5.4**	**77,480.6**	7.5	**138,771.4**	**7.2**

Air Transport Movements	Month	% Change*	Fin year to date: Apr to Sept 04	% Change**	12 months to Sept 04	% Change***
Heathrow	39,325	1.4	239,104	3.4	468,672	2.7
Gatwick	22,845	3.6	132,998	3.5	238,764	1.0
Stansted	15,663	2.1	92,943	4.1	176,912	4.7
London Area Total	**77,833**	**2.2**	**465,045**	3.6	**884,348**	**2.6**
Southampton	3,486	17.6	19,518	8.8	36,617	18.3
Glasgow	8,620	7.3	50,395	5.0	91,368	2.8
Edinburgh	9,607	6.3	58,201	7.9	111,936	6.1
Aberdeen	7,339	8.6	42,506	4.6	80,944	2.0
Scottish Total	**25,566**	**7.3**	**151,102**	6.0	**284,248**	**3.8**
BAA Total	**106,885**	**3.8**	**635,665**	4.3	**1,205,213**	**3.3**

Cargo (Metric Tonnes)	Month	% Change*	Fin year to date: Apr to Sept 04	% Change**	12 months to Sept 04	% Change***
Heathrow	109,842	15.9	661,477	11.9	1,298,875	6.2
Gatwick	17,277	-1.8	104,707	-3.8	219,268	-4.0
Stansted	20,265	15.5	111,845	16.8	224,403	15.6
London Area Total	**147,384**	**13.4**	**878,029**	10.4	**1,742,546**	**5.9**
Southampton	29	7.4	147	-17.9	285	-20.3
Glasgow	900	59.6	4,797	42.6	7,227	45.7
Edinburgh	2,360	2.7	13,401	4.9	26,532	8.8
Aberdeen	334	6.4	1,904	3.7	3,604	3.2
Scottish Total	**3,594**	**13.1**	**20,102**	11.8	**37,363**	**13.8**
BAA Total	**151,007**	**13.4**	**898,278**	10.4	**1,780,194**	**6.1**

Above data excludes Air Taxi passengers and Air Taxi movements.

* compared to the month of September 2003

** compared to the six months April to September 2003

*** compared to the twelve months to September 2003

Market Comparison: September 2004

Market	*BAA Total Sept 03 (000s)*	*BAA Total Sept 04 (000s)*	*% Change*
Domestic	2,263	2,348	3.8
Eire	570	565	-0.9
European Scheduled	4,730	5,136	8.6
European Charter*	1,686	1,593	-5.5
North Atlantic	1,602	1,729	7.9
Other Long Haul	1,617	1,770	9.4
Total	**12,469**	**13,141**	**5.4**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Note: Figures for the market sectors have been rounded. Totals as per Traffic Summary.